SUB-ITEM 77(H)

CHANGES IN CONTROL OF REGISTRANT

In the month of November 2010, the percentage of shares of Merk Absolute Return Currency Fund (the "Fund") registered to National Financial Services, LLC fell to 23.83% and thus resulted in a change in control of the Fund. This change is primarily due to the net result of shareholder activity that increased the number of shares of the Fund.